Atento reaches agreement with certain key stakeholders

•	Atento agrees to term sheet with certain major financial stakeholders for at least $30 million of new financing in the near term and pathway to restructuring support agreement

•	Term sheet provides for additional $79 million upon implementation of a comprehensive restructuring for Atento to execute its transformation plan and drive growth

New York, 23 June 2023

Atento S.A. (NYSE: ATTO, "Atento" or the "Company"), one of the world's largest customer relationship management and business process outsourcing (CRM / BPO) service providers and an industry leader in Latin America, reports on progress in the previously announced negotiations with certain key stakeholders for a transaction involving a recapitalization and deleveraging of Atento’s balance sheet.

Atento and certain members of an ad hoc group of holders of Atento’s senior secured notes have agreed a term sheet for a new interim financing of at least $30 million and a comprehensive restructuring of its balance sheet that will significantly delever the group. The term sheet includes $79 million of additional capital in connection with the comprehensive restructuring. The parties further intend for the Company’s leverage to be significantly reduced at the culmination of this process.

The new financing represents sufficient capital through to implementation of a holistic restructuring, and certain of the parties have agreed on a path to enter into a restructuring support agreement and definitive documentation on the financing within two weeks of execution of the term sheet. The Company looks forward to working with its financial stakeholders in the weeks ahead and is confident in achieving requisite support for the financial restructuring. New financing is subject to conditions including customer due diligence, and the grant of security interests.

This term sheet builds on Atento’s prior announcement that the Company has been negotiating a comprehensive restructuring of funded and financial debt on its balance sheet to position Atento to execute on its long-term strategic plan and to continue its focus on its leading service to clients. Atento will be better positioned after such a restructuring to serve its +400 blue chip clients across sixteen countries and support global operations for the more than 135,000 global Atento employees.

“This term sheet is a milestone for our business and represents our partners’ belief in the underlying strength of Atento’s competitive value proposition,” said Dimitrius Oliveira, Chief Executive Officer of Atento. “As we continue to enhance the capabilities of our business operations, we also remain focused on continuing to deliver great customer experiences through the combination of innovation, advanced technologies and the human touch. We are immensely grateful to our employees, customers vendors and key stakeholders who continue to stand by us throughout this process. With this new infusion of capital we look forward to accelerating our transformation and further strengthening our business for the long term.”

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing ("CRM BPO") services in Latin America and one of the leading providers worldwide. Atento is also one of the leading providers of nearshoring CRM BPO services for companies operating in the United States. Since 1999, the Company has developed its business model in 16 countries, employing approximately 135,000 people. Atento has more than 400 clients, offering a wide range of CRM BPO services through multiple channels. Atento's clients are mostly leading multinational companies in telecommunications, banking and financial services, healthcare, retail and public administration sectors. Atento shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the 25 best multinational companies in the world and one of the best multinationals to work for in Latin America by Great Place to Work®. In addition, in 2021, Everest named Atento as a "star performer". Gartner has named the Company two consecutive years a leader in its Magic Quadrant since 2021. For more information visit www.atento.com

Media contact

press@atento.com

Weber Shandwick

Andrea Terroba |  aterroba@webershandwick.com

Esther Presencio – España |  epresencio@webershandwick.com

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements. Such risks and uncertainties include, but are not limited to; obtaining required consents from third-parties and satisfying other conditions precedent for any additional financing that might be outside Atento’s control; actions by Atento’s lenders and other financing sources, including any creditor actions that could impact Atento’s operations; Atento’s future cash requirements; competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.